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February 14, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. John Reynolds
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Preliminary Proxy Statement Amendment No. 1 Filed January 30, 2007 File No. 000-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 8, 2007, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”). Captions and page references herein correspond to those set forth in the amended Proxy Statement. We are also delivering three (3) courtesy copies of such marked amended Proxy Statement to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We reissue comment one from our letter of January 23, 2007. We note your response, but our comment was not directed at whether the disclosure contained in your proxy and IPO prospectus were identical but, rather, whether your IPO prospectus and the proxy statement contained all the disclosure required by Item 401 of Regulation S-K with respect to the prior business activities and affiliations of your management. Accordingly, we reissue.

We note that there appears to be disclosure required Item 401 of Regulation S-K that relates to the business experience and directorships of your management that was not disclosed in your IPO prospectus. Please include such disclosure within your proxy.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

As discussed with the Staff, Item 401(e)(1) of Regulation S-K requires you to disclose the business experience of a director including such person’s principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Item 401(e)(2) of Regulation S-K then requires you indicate any other directorships held by each director in a company with a class of securities registered pursuant to Section 12 of the Exchange Act. Item 401(e)(2) does not have the same five-year look back requirement that Item 401(e)(1) does. You only need disclose directorships that exist at the time of filing. Accordingly, the Company’s IPO prospectus and the Proxy Statement contained all the disclosure required by Item 401 of Regulation S-K with respect to the prior business activities and affiliations of the Company’s management. Notwithstanding the foregoing, we wish to advise the Staff of the following information:

Elbit Visions Systems Ltd.: Victor Halpert, one of the Company’s directors, was a director of Elbit Visions Systems Ltd. (“Elbit”), a public company, from February 19, 2004 through May 12, 2004. As the Company’s registration statement for its initial public offering was not first filed until March 15, 2005, no disclosure would be required of Mr. Halpert’s directorship in Elbit. Additionally, although Ida Keidar-Malits was a director of Elbit (and was also a director of Saifun Semiconductors Ltd. in which the Gemini funds were a stockholder), Ms. Malits ceased being a director of Elbit before Mr. Halpert became a director of Elbit. Accordingly, there was no relationship between Mr. Halpert and Ms. Malits which could have made Mr. Halpert aware of Gemini (and in turn IXI Mobile, Inc. (“IXI Mobile”)) prior to October 2005. Additionally, Yaki Yanay was the Chief Financial Officer of Elbit from July 2002 to December 2006. Mr. Yanay is a personal friend of Ms. Lihi Segal, Chief Financial Officer of IXI Mobile. However, Mr. Yanay and Mr. Halpert have advised the Company that they never discussed IXI Mobile. Finally, Elron Electronic Industries Ltd. (“Elron”) was an investor in Elbit and was also a limited partner of the first Gemini fund, of which Yossi Sela, one of IXI Mobile’s directors, is the managing partner. IXI Mobile was introduced to Elron in May 2005 by Mr. Sela. However, Mr. Halpert has advised the Company that he never discussed IXI Mobile with Elron. Accordingly, there is no relationship between the Company and IXI Mobile or their respective officers, directors or shareholders that requires disclosure.

VideoCodes, Inc.: Victor Halpert is a director of VideoCodes, Inc., a private company. As this is a private company and Mr. Halpert is only a director of this entity, no disclosure is required in the Proxy Statement pursuant to Item 401 of Regulation S-K. Dr. Shlomo Kalish is also on the board of directors of VideoCodes. Dr. Kalish is also on the board of directors of Saifun Semiconductors Ltd. Yossi Sela, one of IXI Mobile’s directors and the managing partner of the Gemini Funds since 1999, is also on the board of directors of Saifun Semiconductors. However, Mr. Sela and Dr. Kalish have advised the Company that they never discussed IXI Mobile. Furthermore, Mr. Halpert and Dr. Kalish have advised us that they never discussed IXI Mobile prior to October 2005. Accordingly, there is no relationship between the Company and IXI Mobile or their respective officers, directors or shareholders that requires disclosure.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

Unity Wireless, Inc.: Victor Halpert is a director of Unity Wireless, Inc., a public company which is disclosed in Mr. Halpert’s biography in the Proxy Statement. In August 2006, Unity Wireless acquired Celletra Ltd. The Gemini funds are a significant shareholder of Celletra. However, because the acquisition of Celletra occurred after October 2005, there is no relationship between the Company and IXI Mobile or their respective officers, directors or shareholders that requires disclosure.

Tadiran Telecommunications Ltd. Network Systems: From 1987 to 1996, Israel Frieder, one of the Company’s directors, served as president of Tadiran Telecommunications Ltd. Network Systems (“Tadiran”), a private company which is disclosed in Mr. Frieder’s biography in the Proxy Statement. Prior to Mr. Frieder’s involvement with Tadiran, the brother of Yossi Sela was an employee of Tadiran. However, since Yossi Sela’s brother left Tadiran prior to Mr. Frieder joining Tadiran, there is no relationship between the Company and IXI Mobile or their respective officers, directors or shareholders that requires disclosure.

2.
To the extent that the prior business experience and directorships of your management include relationships to any officers, directors, and shareholders of IXI, please disclose the nature of such relationships or affirmatively disclose, with respect to each officer and director, that there are none.

As indicated above in response to comment 1, there are no ongoing or disclosable relationships that would require disclosure in the Proxy Statement.

3.
In connection with the preceding comments, disclose the extent to which your IPO prospectus did not provide the disclosure required by Item 401 of Regulation S-K and, to the extent such disclosure was not provided in the company’s IPO prospectus, please disclose in your proxy the potential consequences to ITAC and its shareholders, including purchasers of the IPO shares, resulting from the absence of such disclosure.

As indicated above in response to comment 1, the Company’s IPO prospectus provided all the required disclosure called for by Item 401 of Regulation S-K.

4.
We reissue comment two from our letter of January 23, 2007. We note your response was limited to prospective arrangements with respect to the proposed merger. Our comment was not so limited and applies to the selection of ITAC’s directors as well, In connection with the preceding comments, and with respect to each of your directors, please affirmatively disclose each arrangement, agreement, understanding or otherwise, between such director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director, as required by Item 401(a), or affirmatively disclose, with respect to each of your directors, that there are none. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

We have revised the disclosure in the Proxy Statement to indicate that there are no other arrangements, agreements or understandings regarding the selection and nomination of the Company’s directors.

5.
We reissue comment three from our letter of January 23, 2007. We note a number of blank spaces throughout the prospectus. Please fill in such information that is currently known and update as necessary in subsequent amendments. We direct your attention to the market price, conversion price, the current amount held in trust, and holders of record as examples. We note your response that conversion price will be set as of the record date and that you announced the record date in your Form 8-K dated January 31, 2007. Clarify whether you meant to indicate in your response that conversion price will be set as of a date two days ahead of any consummation of the transaction, and please disclose the conversion price throughout your proxy as of the date of filing your next amendment and update in subsequent amendments.

We have revised the disclosure to fill in all blank spaces throughout the Proxy Statement. The conversion price is set as of a date two days ahead of any consummation of the transaction. However, for disclosure purposes, we indicate in the Proxy Statement the conversion price as of the record date since that is the date on which holders of record entitled to vote on the merger is determined. This is consistent with all other proxy statements done for similarly structured blank check companies.

Questions and Answers, page3

6.
We reissue comment five from our letter of January 23, 2007. We note your response that you believe that you clearly indicate the steps necessary for stockholders to exercise their conversion rights. Please reconcile such response, and the disclosure currently contained in your proxy, with the disclosure contained in your Form 8-K dated January 31, 2007.

We note the requirement for investors to provide their certificates to the transfer agent and tender their votes prior to the meeting. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step.

As discussed with the Staff, we have revised the language in the Proxy Statement removing the requirement for stockholders to certificate their shares prior to the meeting. Accordingly, we no longer believe this question is applicable.

7.
We also reissue comment five from our letter of January 23, 2007 with respect to the reasons behind changing the procedures to be followed in order to convert shares. We note your supplemental response that “the previous method of seeking conversion rights was subject to abuse by stockholders.” Please provide an explanation for such statement. Has ITAC already held a meeting during which its stockholders have been presented with opportunities to vote on a proposed transaction and elect conversion of their shares?

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

As indicated in response to comment 6 above, we have revised the language in the Proxy Statement removing the requirement for stockholders to certificate their shares prior to the meeting. Accordingly, we no longer believe this question is applicable.

8.
In connection with the preceding comment, please disclose the reason(s) for changing the procedures to be followed in order to convert shares. Additionally, please disclose all communications sent and received by the company, its representatives, and management with any other party with respect to any stockholder’s intention to vote against the proposed transaction with IXI and convert their shares.

As indicated in response to comment 6 above, we have revised the language in the Proxy Statement removing the requirement for stockholders to certificate their shares prior to the meeting. Accordingly, we no longer believe this question is applicable. Supplementally, we wish to advise the Staff that Andrew M. Weiss contacted the Company to inform the Company that he intended to vote the shares of common stock held by him (or entities he controls) against the merger and to seek conversion if he could not sell his shares at a per-share amount above the conversion price.

9.
Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares? We may have further comment.

As indicated in response to comment 6 above, we have revised the language in the Proxy Statement removing the requirement for stockholders to certificate their shares prior to the meeting. Accordingly, we no longer believe this question is applicable.

10.
We also reissue comment five from our letter of January 23, 2007 with respect to risks to investors as a result of changing the procedures to be followed in order to convert shares. We note your response that you “do not believe these changed procedures...harm stockholders or present any risks. Stockholders need only tender their certificate by the meeting date - they are not required to deliver it well in advance of the meeting.” Please reconcile your response with the fact that it does not appear to match the disclosure contained in your Form 8-K (e.g., “present the physical stock certificate prior to the special meeting”), nor does it appear to reflect the changes to the conversion procedure that the company has announced appear quite more detailed and complicated in comparison to those outlined in your IPO prospectus and proxy. In light of the apparent material change in procedures to be followed in order to convert shares, as reflected in your Form 8-K dated January 31, 2007 (and apparently not disclosed in your proxy), please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. In addition, provide clear disclosure as to when the shares would need to be tendered to comply with these additional requirements of conversion. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

As indicated in response to comment 6 above, we have revised the language in the Proxy Statement removing the requirement for stockholders to certificate their shares prior to the meeting. Accordingly, we no longer believe this question is applicable.

11.
Please disclose the extent to which the conversion procedures described by the company in its Form 8-K dated January 31, 2007 were disclosed in the company’s IPO prospectus. To the extent such procedures were not disclosed in the company’s IPO prospectus, please explain how these additional requirements are consistent with the IPO prospectus and please disclose in your proxy the potential consequences to ITAC and its shareholders, including purchasers of the IPO shares, resulting from the absence of such disclosure. We may have further comment.

As indicated in response to comment 6 above, we have revised the language in the Proxy Statement removing the requirement for stockholders to certificate their shares prior to the meeting. Accordingly, we no longer believe this question is applicable.

12.
We note your response to comment eight from our letter of January 23, 2007. Please provide clear disclosure of your supplemental response in the proxy statement. In addition, include in the proxy your analysis included in the opening paragraphs of your response letter dated January 30, 2007. Explain in greater detail the basis for your belief that the 2006 numbers are not material and the basis for your belief that 2007 through 2010 projections provide greater comfort, when it appears that these projections were based upon 2006 projections. We may have further comment.

We have revised the disclosure in the Proxy Statement to provide our supplemental response to previous comment 8 and have expanded our disclosure to give greater detail on the basis of the Company’s believe regarding IXI Mobile’s projections as requested.

13.
We reissue comment nine from our letter of January 23, 2007. We note your response and the disclosure contained on page 16 of your proxy that “It is...Trigger-Foresight’s view that its duties in connection with its fairness opinion extend solely to ITAC’s board of directors and that it has no legal responsibilities in respect thereof to any other person or entity.” However, since such limitation is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Trigger-foresight has consented to the fairness opinion being included with the proxy statement and in light of such consent, it is unclear how this consent is consistent with their statement that the opinion is for the board only. It appears that shareholders should be able to rely upon such opinion. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

We have revised the disclosure in the Proxy Statement to remove the qualification that Trigger-Foresight’s opinion is addressed to the Company’s board of directors and that it has no legal responsibility to any other person or entity.

ITAC’s Recommendations to Stockholders, Reasons for the Merger, page 13

14.
We note your response to comment 11 from our letter of January 23, 2007 that asserts “IXI Mobile’s previous expectations are not material to the Company’s stockholders, and were also not material to the Company’s board in selecting IXI Mobile as a target.” Please reconcile such statement with both your disclosure on page 52 that “ITAC conducted a due diligence review of IXI that included an industry analysis, a description of IXI’s existing business model, as well as valuation analysis and financial projections prepared by IXI and Trigger-Foresight, in order to enable the board of directors to ascertain the reasonableness of this range of consideration.” Specifically detail how “IXI Mobile’s previous expectations...were...not material to the Company’s board in selecting IXI Mobile as a target” while at the same time the “valuation analysis and financial projections prepared by IXI and Trigger-Foresight [were used] in order to enable the board of directors to ascertain the reasonableness of this range of consideration” and that the 80% net asset requirement was met.

It would appear that if such projections were material to determine the consideration to be paid and the 80% net asset test, they were also material to selecting IXI as a target, Otherwise, if the projections did not support the consideration to be paid or the 80% net asset test ITAC’s board would have presumably not determined to go forward with the transaction. Please revise your disclosure to specifically address this apparent inconsistency.

As disclosed in the Proxy Statement, IXI Mobile’s expectations and projections were only one item that the Company’s board of directors examined in determining whether the transaction was fair and in the best interests of its stockholders. Other information was utilized in coming to its decision, including the fairness opinion of Trigger-Foresight. IXI Mobile’s vision, business model, addressable market, management team, customer satisfaction, opportunities for growth, and product development were also reviewed by the Company’s board of directors in analyzing the transaction. Moreover, as indicated on page 56 of the Proxy Statement, Trigger-Foresight utilized a variety of information in determining the fairness of the transaction to the Company’s stockholders and whether the 80% test was met. Accordingly, we do not necessarily believe that the above-referenced statements are inconsistent. However, we have revised the disclosure in the Proxy Statement to provide further clarity as to the Company’s reasoning behind approving the transaction.

15.
In connection with the preceding comment, we note that the total 2006 revenue projection provided by IXI was approximately $54.4 million, as disclosed on page 53. However, we also note your disclosure on page 52 that “the parties had selected targets that exceeded the parties’ expectations rather than selecting targets that were likely to be achieved” and your response to comment eight from our letter of January 23, 2007 that the revenue target of $45 million contained in the merger agreement would have been “greater than expected.” Please disclose the value that the ITAC board places upon the Trigger-Foresight valuation analysis, both with respect to its decision to approve the transaction and it determination that the 80% net asset test is met, in light of the apparent case that IXI did not actually support the numbers IXI supplied Trigger-Foresight.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

IXI Mobile’s 2006 revenue projection was $54.4 million. After good faith negotiations between the parties, the 2006 revenue target for the 1 million additional shares was set at $45 million. For further clarification, the Company’s management did not expect IXI Mobile to reach their projected revenue number of $54.4 million. The revenue target was created only to benefit IXI Mobile’s shareholders with additional shares if they met the revenue target. We have clarified the disclosure in the Proxy Statement to reflect the foregoing.

With respect to the Trigger-Foresight opinion, because the opinion utilized optimistic, pessimistic and conservative scenarios, the Company’s management feels comfortable that the opinion continues to support the original conclusion that the transaction was fair and in the best interests of the Company’s stockholders.

16.
We note your response to comment 11 from our letter of January 23, 2007 that “the Company’s management was provided with November 5, 2005 projections. Such projections are attached hereto.” It appears that the projections submitted supplementally do not appear to be the same ones disclosed on page 53 of your proxy. Please clarify.

IXI Mobile’s projection of February 1, 2005 were the ones that the Company reviewed closely, and were provided to Trigger-Foresight As stated in our previous response letter, the Company’s management was provided with November 5, 2005 projections. However, the Company did not view these as material since such projections were based on the assumption that IXI Mobile would go public on the Tel Aviv stock exchange in the first quarter of 2006 (allowing it to obtain sufficient working capital to support product sales, R&D and operating expenses). Accordingly, they were not disclosed in the Proxy Statement.

17.
We reissue comment 12 from our letter of January 23, 2007. In light of the apparent discrepancy between the revenue projections provided by IXI used in the Trigger Foresight of February 28, 2006, and the smaller revenue projections relied upon by IXI in negotiating the contemporaneous merger agreement (as discussed in comment 15, above), please disclose whether ITAC’s board will re-evaluate its determinations that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders and its determination that the 80% net asset test is met. We continue to note your disclosure on page 54 that “Based on the financial analysis of IXI generally used to approve the transaction, the ITAC board of directors determined that this [80% net assets] requirement was met.”

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

As previously indicated and as clarified in the disclosure in response to the comments set forth above, the Company’s board of directors does not intend to re-evaluate its determination regarding the merger. The Company believes that the valuation and due diligence performed by Trigger-Foresight properly assessed the adequacy of the transaction to the Company’s stockholders. We have revised the disclosure to indicate that the Company is relying on the financial analysis provided to it by Trigger-Foresight rather than IXI Mobile.

Background of the Merger, page 50

18.
We reissue comment 13 from our letter of January 23, 2007 in light of the apparent business experience and directorships of your management that were not disclosed in your IPO prospectus. We note your disclosure on page 50 that “The terms of the merger agreement are the result o£ arm’s-length negotiations between representatives of ITAC and IXI.” In tabular format, please disclose any and all relationships, connections, affiliations, agreements, or otherwise, past and present, between each of your officers and directors and each officer, director, affiliate, shareholder, and bridge lender of IXI, past and present, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

As indicated above in response to comment 1, all required information was included in the Company’s IPO prospectus and there is no relationship between the Company and IXI Mobile or their respective officers, directors or shareholders that requires additional disclosure.

19.
In light of the apparent previously undisclosed business experience and directorships of ITAC’s officers and directors, please disclose the dates upon which each of your officers and directors first became aware of IXI.

As indicated in the Proxy Statement, the Company’s officers and directors first became aware of IXI Mobile in October 2005.

20.
We reissue comment 15 from our letter of January 23, 2007. Please clarify how and when Mr. Wulkan was made aware of ITAC. Additionally, please reconcile the spelling or clarify whether Itzhak Wulkan and Itzak Wulkan are the same person.

Mr. Wulkan knew Israel Frieder as they were both previously employed by Tadiran Telecom. Mr. Wulkan left Tadiran Telcom in 1994 and Mr. Frieder left in 1996. During August and September 2005, Mr. Wulkan read in the Israeli newspapers about the Company’s IPO. We have revised the disclosure in the Proxy Statement to reflect the foregoing. We have reconciled the spelling of Mr. Itzhak Wulkan’s name as requested.

21.
Please affirmatively disclose all agreements, arrangement, and understandings relating to Mr. Wulkan’s introduction of IXI. Specifically disclose whether any exist apart from ITAC’s agreement to pay IWV $330,000 upon any consummation of the proposed transaction with ITAC.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

We have affirmatively disclosed all agreements, arrangements and understandings relating to Mr. Wulkan’s introduction of IXI Mobile. None exist apart from the Company’s agreement to pay Itzhak Wulkan Ventures Ltd. (“IWV”) $330,000 upon the consummation of the proposed transaction with the Company.

22.	We note that you disclose IWV as an “unaffiliated entity.” Clarify to which party or parties it is unaffiliated.

We have revised the disclosure in the Proxy Statement to indicate that IWV is an entity unaffiliated with the Company. We have further clarified that IWV has certain ties to IXI Mobile and have disclosed such ties in the Proxy Statement, as described below in response to comment 23.

23.
Disclose whether there are any relationships, affiliations, or connections between Itzhak Wulkan and IXI, its officers, directors, affiliates, shareholders, and bridge lenders. Disclose whether Mr. Wulkan introduced IXI to any other entity for the purpose of acquiring IXI.

Itzhak Wulkan and Gideon Barak, Chairman of IXI Mobile, co-founded an Israeli company named Callmanage Ltd. (“Callmanage”) in March 1996. Callmanage developed technology which enabled automatic selection of telephony carriers in order to reduce telephony costs Mr. Wulkan served as Chief Executive Officer of Callmanage until March 1999 but remained on the payroll until December 1999 (without actually being paid his salary due to Callmanage’s cash flow situation) and further remained a shareholder and member of the board of directors. Callmanage ceased its operations in 2001 and was granted a liquidation order by the District Court of Tel Aviv-Jaffa in January 2002. Lihi Segal, Chief Financial Officer of IXI Mobile, was employed by Callmanage as general counsel from July 1999 to January 2000. As of 1999, Callmanage Ltd. had an outstanding loan to an entity wholly owned by Amit Haller, Chief Executive Officer of IXI Mobile. Itzhak Wulkan currently owes Gideon Barak an amount of approximately $40,000 for funds provided by Mr. Barak to Mr. Wulkan during the period when Mr. Wulkan was not paid a salary from Callmanage due to its cash flow situation. In the beginning of 1999, Itzhak Wulkan and Gideon Barak also co-founded a company named Officelink, Inc., which provided virtual-office services to foreign companies doing business in the U.S.A. Itzhak Wulkan ceased his involvement in the company in November 1999. We have revised the disclosure in the Proxy Statement to reflect the foregoing.

Mr. Wulkan did not introduce IXI Mobile to any other entity for the purpose of acquiring IXI Mobile.

24.
We reissue comment 16 from our letter of January 23, 2007. Please provide clear disclosure as to when ITAC and IXI were first introduced to each other and when discussions commenced. Provide a clear discussion of all communications, direct or indirect, between the parties. We note your amended disclosure, which does not rule out the possibility that the date upon which any officer or director of ITAC was made aware of IXI as a potential target or that any communication between any officer, director, affiliate, shareholder, or bridge lender for either party occurred before October 20, 2005.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

As indicated in the Proxy Statement, the Company’s officers and directors first became aware of IXI Mobile in October 2005. We have revised the disclosure to indicate that this was the first time that any of the Company’s officers or directors was made aware of IXI Mobile as a potential target.

25.
We reissue comment 17 from our letter of January 23, 2007. We note your response but your response is unclear. In tabular format, please disclose all relationships, connections, affiliations, agreements, or otherwise between each of your officers and directors and each officer, director, affiliate, and shareholder of Southpoint Master Fund, LP, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

There are no relationships, connections, affiliations or other agreements between the Company’s officers and directors and the officers, directors, affiliates and shareholders of Southpoint Master Fund, LP.

26.	We note your response to comment 20 from our letter of January 23, 2007. Please include such response as disclosure in your proxy.

We have revised the disclosure in the Proxy Statement to include our response to comment 20 from the Staff’s letter of January 23, 2007.

27.	We note your response to comment 21 from our letter of January 23, 2007. Please include such response as disclosure in your proxy.

We have revised the disclosure in the Proxy Statement to include our response to comment 21 from the Staff’s letter of January 23, 2007.

28.
We note your response to comment 23 from our letter of January 23, 2007 that you have provided a copy of the February 2, 2006 letter of intent. We note that the material provided appears to be a “Summary of ITAC - IXI Discussions of January 31, 2006” and appears to be signed and dated on January 31, 2006. Please reconcile with the references to the February 2, 2006 letter of intent or advise.

The date that the January 31, 2006 letter of intent was saved in a .TIF format was February 2, 2006, which appears as the “date modified” for the computer file. Accordingly, the documents are one and the same.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

Valuation Overview, page 58

29.
We note that your projections assumed the merger was completed. Please explain the basis for this assumption in determining the projections used to calculate the valuation of the company and then in determining whether the 80% test was met. The disclosure in the IPO prospectus indicated that the company acquired would have a value of at least 80% of net assets, not that the combined company would meet this 80% test. Please advise. We may have further comment.

The Trigger-Foresight projections did not assume that the merger was completed. Instead, their calculations were made on a pre-merger, pre-money basis. Accordingly, the Company’s value did not affect their calculation of the valuation of IXI Mobile and the 80% test.

30.
We reissue comment 25 from our letter of January 23, 2007. We note your response, which appears to differ from the actual disclosure added. In discussing the discounted cash flow analysis, please revise to clarify if management believes that the disclosed multiples and discount rates used in this analysis are reasonable.

We have revised the disclosure in the Proxy Statement as requested.

31.
We reissue comment 26 from our letter of January 23, 2007. We note your response and additional disclosure, but this does not explain how you determined the companies were comparable companies, given the lack of direct comparison. All of the companies appear to far outstrip IXI in terms of revenue, market capitalization, and profit so please explain how they may be considered to be useful comparisons. Also, please provide similar disclosure for the companies listed in your selected acquisitions analysis.

We have revised the disclosure in the Proxy Statement to explain why Trigger-Foresight felt the comparable companies were useful comparisons. As discussed with the Staff, Trigger-Foresight did not do a selected acquisitions analysis.

Executive Compensation, page 97

32.	We reissue comment 28 from our letter of January 23, 2007. Please update to include information as of the fiscal year ended 2006.

Information as of the fiscal year ended 2006 will be provided once IXI Mobile’s audited 2006 financial statements are completed.

The IXI Business, page 106

33.
We reissue comment 29 from our letter of January 23, 2007. We note your response and added disclosure but they do not address the issue raised in the Staff’s comment. We note the following disclosure on page 111: “in April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., IXI and Cingular agreed to cancel this agreement.” Please disclose when IXI first discovered that Cingular might wish to discontinue the agreement between IXI and Cingular.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

IXI Mobile’s management first discovered that Cingular may discontinue the agreement between IXI Mobile and Cingular in a face to face meeting held between Cingular and IXI Mobile’s Chief Executive Officer on February 2, 2005.

34.	Clarify whether you have entered into an agreement with Wananchi Online Ltd. If so, disclose the material terms of this agreement. If not, clearly disclose.

Wananchi Online Ltd. issued a purchase order for purchase of Ogo devices. IXI Mobile did not enter into a specific agreement with Wananchi Online Ltd., and the purchase order is governed by IXI Mobile’s standard terms and conditions. We have revised the disclosure in the Proxy Statement to indicate the foregoing.

Beneficial Ownership, page 135

35.	Provide clear disclosure as to the control person(s) for each entity.

We have revised the disclosure in the Proxy Statement to clearly disclose who the control person is for each entity listed.

Certain Relationships and Related Party Transactions, page 140

36.
We note the additional disclosure provided in response to comment 32 from our letter of January 23, 2007. Please discuss the apparent resultant increased likelihood that EarlyBird and Maxim, by locating bridge financing for the target of their SPAC client, will receive their IPO fees, including the ability to exercise their warrants, by ensuring that a target with a going-concern opinion issued by its auditors and operating losses since inception will continue to the time of the business combination. The interests of EarlyBird and Maxim should be clearly disclosed throughout the proxy statement, such as when you discuss the interests of management. We may have further comment.

We have revised the disclosure in the Proxy Statement as requested.

IXI Related Party Transactions, page 141

37.	We reissue comment 34 from our letter of January 23, 2007. We note your response but your response is unclear.

We note the following disclosure on page 142: “In connection with IXI’s contractual relationship with Swisscom, Landa and the Gemini Funds issued a conditional guarantee of IXI’s obligations to Swisscom in November 2005 of up to a maximum amount of 54,000,000. In consideration for the grant of the guarantee, 1XI issued 11,478,379 shares of Series D-1 Preferred Stock to Landa and the Gemini Funds. IXI believes that the guarantee expired upon the consummation of the bridge loan. In February 2006, Concord Ventures elected to participate in this guarantee and was allocated a portion of the consideration.”

Please clarify how Concord was “allocated a portion o£ the consideration” if, as you disclose, Landa and Gemini had already been issued the shares in consideration of the guarantee.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

As previously disclosed, Gemini and Landa provided the "Swisscom Guaranty" in November 2005, though no issuances of shares were made prior to February 20, 2006. Early in February 2006 Gemini, Landa and Concord agreed that Concord would participate in the Guaranty, thus allowing Gemini and Landa to reduce their stake in the Guaranty and allow Concord to participate in the benefits granted to the Swisscom guarantors. Pursuant to IXI Mobile’s Certificate of Incorporation, IXI Mobile had to send to the other shareholders of the same class (D-1) a Right of First Refusal notice, and thus the Gemini, Landa and Concord agreement was subject to such stockholders’ rights. IXI Mobile duly sent the Right of First Refusal notice to its stockholders and the parties determined to accept it prior to the issuance of any Series D-1 preferred stock. Thereafter, IXI Mobile issued the D-1 stock, related to the Swisscom Guaranty (on February 20, 2006) pursuant to the Gemini, Landa and Concord agreement. We have clarified the disclosure in the Proxy Statement to indicate the foregoing.

Financial Statements. page F-1

Note 9 - Convertible Loans. page F-2

38.
We note your response to prior comment 35. With respect to the first part of your EITF 06-6 analysis, please tell us why you believe that the reduction in interest payments during the second year of the convertible loan agreement is relevant to the analysis. We note that the modification will only be triggered if the proposed merger is consummated, and the original terms of the convertible loan provided that the loan would be repaid within 60 days of the closing of the proposed merger. Accordingly, it would appear that a more relevant analysis would be based primarily on the timing of the repayment of the principal, along with the value of the incremental 400,000 shares to be issued upon the consummation o£ the proposed merger. In addition, it would appear that the value of the 400,000 shares should be based on the fair value of your common stock on the date of modification. Please advise and revise accordingly.

We have revised the pro forma disclosure in the Proxy Statement to include a discussion on the expected loss, and resulting finance expenses, assuming extinguishment of the loan.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

39.
We note that your response to prior comment 35 is included in Exhibit B, which was not submitted as correspondence on EDGAR. Accordingly, please ensure that the contents of Exhibit B are submitted as correspondence on EDGAR.

As a result of our response to comment 38, Exhibit B is no longer relevant. Notwithstanding the foregoing, we have filed such exhibit as correspondence with this filing as requested.

40.
With respect to the second part of the EITF 06-6 analysis, please explain in more detail why you believe that it is appropriate to calculate the change in fair value of the embedded conversion option based on the Black-Scholes calculation provided, and explain in more detail how the $4.02 effective exercise price was determined. We note that the fair value of the additional shares that will be received upon conversion of the loan is approximately $3.0 million. Please tell us how you considered this in performing your analysis.

We refer the Staff to our response in comment 38. As a result, the second part of the EITF 06-6 analysis is no longer relevant.

41.
Please reconcile your statement that the fair value of the bridge loan is $15.5 million, to your disclosure in Note 2(u) on page F-20 that the carrying amount of the convertible loans approximates their fair value.

The Company has re-evaluated the tests within EITF 06-6 and noted that it used the relative fair value as opposed to the full fair value in order to determine the economic conversion price. Prior to the merger, the fair value was determined by discounting IXI Mobile’s cash flow and taking into account various future scenarios (i.e., the probability of the merger with the Company and the Company’s stock price at such future date). Accordingly, we believe that the loan value at the dates of the financial statements is approximately $20 million.

We would appreciate the Staff’s prompt attention to this matter. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Israel Frieder Richard H. Gilden, Esq.

Mr. John Reynolds
Securities and Exchange Commission
February 14, 2007

Exhibit B

IXI Mobile Inc. And its subsidiaries
9 months ended September 30, 2006

Modification to the New Convertible Bridge Loan
General
In December 2006, the parties to the New Convertible Bridge Loan agreed to amend the New Convertible Bridge Loan ("the New Amendment") so that after the New Amendment becomes effective, the terms of the New Convertible Bridge Loan would change as follows:

General - Analysis of Changes:
•	Amendment is only applicable in the event the merger between ITAC and IXI is consummated and approved by ITAC's stockholders. There is no change in the terms of the bridge loan should the merger fail.
•	Should the merger be consummated the New Convertible Bridge Loan will bear a flat interest of 10% per annum throughout its term as opposed to 10% in the first year and 20% in the second year.
•	The New Repayment Date will be one year from consummation of the merger, as opposed to 60 days from consummation of merger.
•	The Lenders shall have a right to convert their respective debt facilities into shares of ITAC at any time within this period, at a price of $ 5.50 per share, as opposed to $6.50.
•	The Lender will be entitled to receive 1,000,000, as opposed to 600,000 shares of ITAC Common stock

All other terms of the New Convertible Bridge Loan remain the same. Moreover No changes to New Convertible Bridge Loan are applicable should the merger not be consummated.

Accounting Issues and relevant accounting pronouncements
1.
Is the modification to be accounted for as a troubled debt restructuring as that term is defined in EITF 02-4, Determining Whether a Debtor's Modification or Exchange of Debt Instruments in within the Scope of (“EITF 02-4”) FASB Statement No. 15: Accounting by Debtors and Creditors for Troubled Debt Restructurings (“FAS 15”)?

2.	How should the modification be accounted for pursuant to EITF 06-6, Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments (“EITF 06-6”)?

Accounting Analysis
1.
The company believes that the modification does not meet the definition of troubled debt restructuring since the modification will be triggered only if the merger occurs at which stage the company would have ITAC’s fund at its disposal and therefore not expected to meet EITF 02-4’s definition of a debtor that is experiencing a financial difficulty (Par. 9-10). Moreover, there are no changes to the terms of the outstanding loan assuming only passage of time and no consummation of the merger.

2.	As a result of the above analysis the IXI management examined the provisions of EITF 06-6 (Par. 11, as it appears in November 16, 2006 EITF Meeting Minutes) as follows:
(a)
First, the Company calculated whether the change in the present value of the cash flows under the terms of the modified debt instruments are substantially different from that of the original debt instrument under Issue 96-19.

This calculation had taken into account the following two factors which had an offsetting effect:

i.	The reduction of interest owed to the instrument holders for the second year from 20% to 10%. Such reduction amounted to $1,800,000, pursuant to the following calculation:
•	Decrease of interest payments in the following year after consummation of the merger which would amount to a maximum undiscounted sum of $2,000,000 ($20,000,000X(20%-10%)).
•	Discounting such amounts (payable on a quarterly interval) at 15% (annual basis) $1,800,000 (Rounded). Company’s management believes 15% represents the effective interest rate under the old debt.

ii.
The increase in the number of shares to be issued to instrument holders upon consummation of the merger (Regardless of actual decision to convert the instrument) from 600,000 to 1,000,000. Such increase was considered as day one cash flow increase which amounted to $2,100,000 (calculated as 400,000 shares X $5.25 per share).

The combined effect amounted to net increase of $300,000. As such, the change in cash flows as a percentage of the debt carrying amount (approximately $20,000,000) was 1.5% which is less than 10%.

(b)
As a result of (a) the Company further examined whether “a substantial modification or exchange has occurred which would result in extinguishment accounting if the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange.”

The calculation was based on the change in the fair value of the embedded conversion feature determined based on the Black and Scholes (“B&S”) option valuation model.multiplied by the additional shares that instrument holders will now be entitled to:
•	The additional number of ITAC’s shares to be issued upon conversion amounting to 559,441 was calculated as $20,000,000/$5.5 per share minus 20,000,000/$6.5 per share.
•	The following assumptions were used as input to the B&S formula:
I.	ITAC’s Share price at the time of Modification (12/5/06): $5.38.
II.	Expected term: 1 year (equal to the maximum term of the instrument which the company finds appropriate by analogy to the accounting for warrants issued to service provides).
III.
Expected volatility: 0.9 (equal to IXI’s peer companies historical volatility as determined in the company’s outside valuator in its most recent valuation-June, 2006 which the company finds more appropriate than using ITAC’s historical volatility which is irrelevant in case of a merger).

IV.	Risk free rate: 4%.

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V.	Dividend yield: 0%.
VI.	Effective exercise price: $4.02 representing the economic effective conversion price to be paid by instrument holders upon election to convert calculated based on the following factors:
a.	Bridge loan in the amount of $20,000,000.
b.	FV of the Bridge loan (again using 15% discount) which amounts to $15,500,000.
c.	FV of 1,000,000 ITAC’s shares at $5.38 per shares, amounting to $5,380,000.
d.	FV of 714,286 ITAC’s warrant at $0.49 per warrant, amounting to $350,000.

The effect amounted to an increase of $1,390,000. As such, the change in cash flows as a percentage of the debt carrying amount was 7% which is less than 10%.

(c)
Finally, the Company assessed whether the New Amendment is “a modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange, which would always be considered substantial and debt extinguishment accounting would be required in those circumstances. The Task Force decided that for purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument, the factors described in paragraphs 7-9 of Issue 05-1 should be considered.”

As the New Amendment does not add or eliminate any conversion option, but rather modifies the terms of existing substantive conversion option, the company does not believe that this part of the test applies to such transaction.

Conclusion
Since none of the three stage tests contained within par. 11 of EITF 06-6 (as it appears in November 16, 2006 EITF Meeting Minutes) results in a significant change in the instruments, the company determined that extinguishment accounting is inappropriate

Resulting Accounting Treatment
Accordingly, the Company decided to account for the modification as required by EITF 06-6 par. 13 which states:

“The Task Force also reached a tentative conclusion on Issue 2 that when a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) should reduce the carrying amount of the debt instrument (increasing a debt discount or reducing a debt premium) with a corresponding increase in additional paid-in capital.… The issuer should not recognize a beneficial conversion feature or reassess an existing beneficial conversion feature upon a modification or exchange of convertible debt instruments in a transaction that is not accounted for as an extinguishment.“

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Moreover and regarding the increase in the number of shares instrument holders are entitled to upon consummation of the merger the company noted EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”) guidelines. EITF 96-19 states:

“If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows including any change in the fair value of an embedded conversion option.
Fees paid by the debtor to the creditor or received by the debtor from the creditor (fees may be received by the debtor from the creditor to cancel a call option held by the debtor or to extend a no-call period) as part of the exchange or modification are to be accounted for as follows:
•	If the exchange or modification is to be accounted for in the same manner as a debt extinguishment …
•
If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees are to be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.”

Therefore, the company determined the following accounting adjustments to be required as to properly account for the transaction in the pro-forma disclosure and as Type II disclosure in IXI’s F/S:
•
The entire increase in the carrying amount of the embedded conversion feature (refer to (b) above) amounting to $1,390,000 is to be credited as additional paid in capital with a corresponding increase in additional debt discount.

•
The fee paid to the instrument holders amounting to $2,100,000 in the form of increase in the number of shares instrument holders are entitled to upon consummation of the merger (refer to (a) above), which the company views as day one cash flows are to be amortized as an adjustment of interest expense over the remaining term of the modified instrument using the interest method.

To calculate the effective interest rate the company compared the carrying amount of the original instrument after the additional discount described above, compared with the modified cash flows to be provided by the company at the end of the term (i.e., based on the 10% interest versus original 20%) and computed resulting IRR. Such IRR will be used to amortize the debt discount and the amount attributable to the increase in the number of shares instrument holders are entitled to upon consummation of the merger.

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